News Release	AMEX, TSX Symbol: NG

NovaGold Completes C$62.6 Million Bought Deal Financing

7 July 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) NovaGold Resources Inc. (“NovaGold” or “the Company”) is pleased to announce that it has closed its previously announced private placement to a syndicate of Canadian investment dealers (the “underwriters”) to purchase 6.26 million special warrants at a price of C$10.00 (approximately US$8.10 per unit) per special warrant for gross proceeds of C$62.6 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of C$12.10 on or before January 7, 2008. The Company has agreed to use its reasonable efforts to file a short form prospectus to qualify the common shares and warrants underlying the special warrants (“the prospectus”) as soon as possible but in any event by August 17, 2005. The special warrants will convert into common shares and warrants on the date which is the earlier of (a) one day after a receipt is obtained for the prospectus; and (b) November 8, 2005, provided that in no event may the special warrants be converted earlier than August 17, 2005.

The Company plans to use the net proceeds of this financing for the further development of the Galore Creek project, Rock Creek project and for general corporate purposes. In consideration for their services, the underwriters received a 5% cash commission and 313,000 brokers’ warrants exercisable at a price of C$11.00 per common share on or before July 7, 2006.

The securities have not and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. More information is available online at: www.novagold.net.

For more information contact:
Don MacDonald, CA,	Greg Johnson, Vice President,
Senior Vice President & CFO	Corporate Communications & Strategic Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the offering. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including requirements for regulatory and stock exchange approval, the need to satisfy conditions precedent to the closing of the offering, including due diligence conditions, and NovaGold’s reliance on the underwriters’ performance of their obligations. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.